Cormark Securities (USA) Limited

Statement of Financial Position

[Expressed in U.S. dollars]

December 31, 2023

With

**Report and Supplementary Report of Independent
Registered Public Accounting Firm**



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Report of Independent Registered Public Accounting Firm

The Stockholder and the Board of Directors of Cormark Securities (USA) Limited

Opinion on the Financial Statement

We have audited the accompanying statement of financial position of Cormark Securities (USA) Limited (the Company) as of December 31, 2023 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

Chartered Professional Accountants
Licensed Public Accountants

We have served as the Company's auditor since 1999.

Toronto, Canada
February 26, 2024

1

Cormark Securities (USA) Limited

Statement of financial position
[Expressed in U.S. dollars]

As at December 31

	2023 $
Assets	
Cash	1,097,365
Cash segregated under federal and other regulations *[note 4]*	5,000,000
	6,097,365
Due from Client *[note 5]*	—
Due from Parent *[note 5]*	142,898
Total assets	6,240,263
Liabilities and stockholder's equity	
Liabilities	
Due to broker *[note 5]*	—
Accounts payable	—
Total liabilities	—
Stockholder's equity	
Capital stock *[note 7]*	4,350,000
Retained earnings	2,400,824
Accumulated other comprehensive loss	(510,561)
Total stockholder's equity	6,240,263
	6,240,263

See accompanying notes

On behalf of the Board:

Director



Director



1. Incorporation and corporate activities

Cormark Securities (USA) Limited [the "Company"] was incorporated on June 8, 1994 as Sprott Holdings Inc. under the provisions of the Ontario Business Corporations Act. On September 1, 1999, the Company's name was changed to Cormark Securities (USA) Limited. The Company obtained registration on June 9, 2000 as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company's primary source of revenue is commission income for securities trade execution for U.S. resident institutional clients. The Company clears all transactions with and for customers through its parent, Cormark Securities Inc. [the "Parent"]. Accordingly, the Company does not perform custodial functions relating to customer accounts and only occasionally holds customer securities.

The Company is a wholly-owned subsidiary of Cormark Securities Inc., a Canadian owned investment dealer. Cormark Securities Inc. is a member of the Investment Industry Regulatory Organization of Canada.

2. Significant accounting policies and basis of presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Securities transactions

Customers' securities transactions are recorded on a settlement-date basis, with related commission income and expenses recorded on a trade-date basis.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

Commission revenue consists of revenue generated through traditional commission-based brokerage services provided to US institutional clients. Revenue is recognized at the point in time when the performance obligation is satisfied.

Financial assets and liabilities

Balances due to clients are recorded as liabilities. Balances due from brokers and due from the parent are recorded as receivables. These balances are reported at amortized cost on the statement of financial position. Due to the short-term nature of these instruments, carrying value approximates fair value.

Financial Account Standards Board ["FASB"] Accounting Standards Codification, *Fair Value Measurements and Disclosures ["ASC 820"]*, defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices [unadjusted] in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 inputs are inputs [other than quoted prices included within Level 1] that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company reports its cash and cash segregated under federal and other regulations at fair value. These assets would be classified as Level 1 based on their inputs.

Income taxes

The Company has adopted Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ["SFAS 109"], which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse.

Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange, while revenue and expense items are translated at the average rate of exchange for the year. The Company's functional currency is Canadian dollars. Gains and losses from currency translations are included in other comprehensive income (loss).

3. Changes in accounting standards

Standards adopted during the year

There were no new standards adopted during the current year.

Future accounting standards

ASU No. 2023-09, Income Taxes – Improvements to Income Tax Disclosures

In December 2023, the FASB issued Accounting Standards Update 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (or ASU 2023-09), as part of its initiative to enhance the transparency and decision usefulness of income tax disclosures.. The amendments in ASU 2023-09 address income tax disclosures primarily related to rate reconciliation and income taxes paid information. The guidance becomes effective for annual reporting periods beginning after December 15, 2025 and interim periods within those fiscal years. Early adoption is permitted, including adoption in any interim period. The Company has conducted a preliminary review and assessed that the impact would be immaterial.

4. Cash on deposit

Cash on deposit of $5,000,000 is segregated in a special reserve bank account for the exclusive benefit of clients under Rule 15c3-3 of the Securities and Exchange Commission.

5. Related party transactions

Under an operating agreement dated November 1, 1999, amended October 1, 2011 and renewed and updated October 1, 2021 the Company entered into an arrangement with its Parent, whereby the Parent will provide services to the Company including use of Parent company employees, all clearing and settlement functions relating to executed trades with customers of the Company, premises and communication services and all administrative functions. Variable clearing and exchange expenses are charged by the Parent at cost and are recorded as trading, operating and administrative expenses. As consideration for receiving all remaining services, approximately 50% of gross commissions earned by the Company are remitted to the Parent and recorded on the statement of operations and comprehensive income as variable compensation. The amendment to the operating agreement identifies certain operating costs of the Parent that are allocated to the Company and further entitles the Parent to collect substantially all of the remaining profit in the Company to reimburse the Parent for compensation and management costs, which is also included in variable compensation.

Variable clearing and exchange expenses charged by the Parent totaled $664,768 for the year-ended December 31, 2023 [2022 – $638,256]. Variable compensation remitted to the Parent totaled $2,765,991 for the year-ended December 31, 2023 [2022 – $2,955,863].

The intercompany balance due to/from the Parent is presented as a net figure on the Statement of Financial Position. This balance of $142,898 is receivable on demand and is non-interest bearing.

As at December 31, 2023, amounts due to broker of $nil were receivable to the Company's Parent for securities related transactions. Such amounts are non-interest bearing.

6. Income taxes

The Company is a Canadian corporation without a permanent establishment in the United States and is therefore fully subject to Canadian federal and provincial income taxes on its taxable income computed in Canadian dollars. Through the establishment of an operating agreement between the Company and its Parent, net income before taxes for the year ended December 31, 2023 is nil in Canadian dollars and therefore, the income tax provision based on applicable statutory rates is nil.

7. Capital stock

Authorized

Unlimited Class A common shares, without par value

Issued and outstanding

	2023 $
4,550,001 common shares	4,350,000

8. Regulatory net capital requirement

As a registered broker-dealer, the Company is subject to the net capital rule of the Securities and Exchange Commission ["Rule 15c3-1"]. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer related debit items, as defined, or $250,000. As at December 31, 2023, the Company had net capital of $6,043,423 which was $5,793,423in excess of the required net capital of $250,000.

9. Subsequent events

The Company has evaluated subsequent events through February 23,2024 and has noted no significant events since the date of the statement of financial position.